Exhibit 99.5

BRAGG GAMING GROUP ANNOUNCES RECORD SECOND QUARTER 2024

REVENUE OF EUR 24.9 MILLION (USD 26.6 MILLION)

TORONTO, August 8, 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B content-driven iGaming technology provider, today reported record revenue for the second quarter of 2024.

Summary of 2Q24 Financial and Operational Highlights

Euros (millions)(1)	2Q24	2Q23	Change
Revenue	€24.9	€24.7	0.5%
Gross profit	€12.4	€13.8	(10.3)%
Gross profit margin	49.9%	55.9%	(600)	bps
Adjusted EBITDA(2)	€3.6	€4.7	(23.8)%
Adjusted EBITDA margin	14.5%	19.2%	(470)	bps
Operating Income (Loss)	€(1.2)	€1.3	(195.6)%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is EUR 1.00 = USD 1.07. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.
(2)	“Adjusted EBITDA” is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

Matevž Mazij, Chief Executive Officer for Bragg, commented: "In the second quarter, we delivered revenues of EUR 24.9 million (USD 26.6 million), a new quarterly record and increase of 0.5% year over year, reflecting a robust business performance diversified over several growing iGaming markets and in-demand product verticals. As expected, gross profit and adjusted EBITDA were down 10.3% and 23.8% year over year respectively, as our product mix has changed. However, I am encouraged by recent momentum for our higher margin products including for our proprietary iGaming content in North America, and from launches of new customers powered by Bragg’s Player Account Management (“PAM”) and turnkey solutions. I am also pleased with sequential growth in revenue (+4.4%), gross profit (+4.4%) and Adjusted EBITDA (+6.0%)  compared to the first quarter of the year, a timeframe during which our product mix has remained consistent, and I am confident that we have the products, the strategy and the expertise in place to be able to continue to grow our revenues and profit margins in the second half of the year and into 2025.

“We have taken decisive steps to bolster our leadership team, expand our presence in key markets worldwide, and make significant inroads in the U.S. market. With Bragg’s overall share of the U.S. iGaming content supplier market still estimated at below 1%, our expanding distribution in the United States along with our extensive distribution reach in regulated markets globally, represents a huge upside opportunity for the Company, which is now licensed, certified or otherwise compliant with relevant local regulations in more than 30 jurisdictions. In the U.S. we are pleased to be on track to more than double our wagering volume this year compared to 2023, and we look forward to continuing the trend into future years. Looking ahead, I am confident that the seeds we are planting today - in the U.S., in content, and in our technology platform - will yield a robust harvest in the future. We are building a stronger, more agile Bragg that, along with our U.S. distribution and global reach, is poised to capitalize on the immense opportunities that lie ahead in the worldwide iGaming market."

Recent Business Highlights

●	Appointed Robbie Bressler as interim Chief Financial Officer, Neill Whyte as Chief Commercial Officer and Tommaso Di Chio as Chief Legal & Compliance Officer
●	Launched 17 new titles globally in the second quarter of 2024, including a record 12 new games launches from our proprietary studio brands
●	Continued global expansion, striking deal to power Kingsbet.cz launch with an end-to-end iGaming solution that will increase reach in Czech Republic with a second PAM and full turnkey solution client. This achievement aligns with Bragg’s strategic objective of growing higher margin, proprietary solutions which include PAM and turnkey services, as a proportion of product mix
●	Continued U.S. Expansion with BetMGM Pennsylvania content launch, extending content reach with U.S. online casino heavyweight to third state following similar launches in Michigan and New Jersey
●	Launched content with Pennsylvania market leader FanDuel, as well as a successful launch with Golden Nugget in New Jersey, a success which keeps the Company on track to cover approximately 90% of the U.S. total addressable market (TAM) with its newest iGaming content and technology by the end of the year
●	Launched full turnkey solution to power the Hard Rock Casino brand in the Netherlands, securing sixth PAM customer as part of Bragg’s strategic goal of being the leading technology and content supplier to the Dutch market
●	Launched third-party sportsbooks with Betnation.nl (Metric), ComeOn.nl (Metric) and 711.nl (Kambi) in the Netherlands, leveraging relationships with sports betting technology partners, underscoring Bragg’s continued commitment to be the preferred iGaming technology and content supplier in the Dutch market.
●	Global content distribution agreement announced with Light & Wonder, unlocking new content distribution opportunities
●	Continued to gain traction in the key European market of Italy, where Bragg has partnered with Sisal
●	Remaining outstanding Lind convertible debt of USD 1 million settled in full, in cash, post quarter end

Additional June 30, 2024 Key Financial Metrics

●	For the six-month period ended June 30, 2024, Cash flow generated from operations was EUR 2.1 million (USD 2.2 million), compared to EUR 5.2 million (USD 5.5million) for the first six months of 2023
●	Cash and cash equivalents as of June 30, 2024 was EUR 10.9 million (USD 11.6 million) and net working capital, excluding deferred consideration, loans payable, and convertible debt, was EUR 10.5 million (USD 11.3 million)
●	Secured a EUR 6.5 million (USD 7.0 million) investment through a promissory note, enhancing balance sheet flexibility to execute on strategy.

Reiterates Full Year 2024 Guidance

Bragg reiterates its 2024 full year revenue guidance range of EUR 102.0-109.0 million (USD 109.1-116.6 million) and its full year Adjusted EBITDA range of EUR 15.2-18.5 million (USD 16.3-19.8 million), noting that the Company is currently tracking to the lower end of guidance.

Strategic Review Process

In March 2024, Bragg announced that it was undertaking a review of strategic alternatives for maximizing shareholder value.  The Company continues to be pleased with the progress made to date but will not be providing specific comments on the status of the process until circumstances warrant.

Investor Conference Call

The Company will host a conference call today, August 8, 2024, at 8:30 a.m. Eastern Time, to discuss its second quarter 2024 results. During the call, management will review a presentation that will be made available to download at https://investors.bragg.group/financials/quarterly-results/default.aspx.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US and Canada): 1 (800) 715-9871
Participant Toll Dial-In Number (International): 1 (646) 307-1963
UK Toll Free: +44 800 358 0970
Conference ID: 3347914

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until August 15, 2024, following the conclusion of the live call. To access the replay, dial + 1 (609) 800-9099 or +1 (800) 770-2030 (toll-free) or +44 20 3433 3849 (UK) and use the passcode 3347914.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2024, expected performance of the Company’s business; expansion into new markets, our strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company;  the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month and six-month period ended June 30, 2024.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For media enquiries or interview requests, please contact:

Robert Simmons,
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press@bragg.group

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Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue	24,861	24,729	48,672	47,588
Cost of revenue	(12,457)	(10,903)	(24,391)	(21,542)
Gross Profit	12,404	13,826	24,281	26,046

Selling, general and administrative expenses	(13,702)	(13,082)	(26,089)	(24,988)
Gain (Loss) on remeasurement of derivative liability	38	(115)	(140)	(179)
Gain on settlement of convertible debt	—	204	65	204
Gain (Loss) on remeasurement of deferred consideration	45	438	(600)	708
Operating Income (Loss)	(1,215)	1,271	(2,483)	1,791

Net interest expense and other financing charges	(930)	(368)	(1,522)	(964)
Gain (Loss) Before Income Taxes	(2,145)	903	(4,005)	827

Income taxes	(255)	(526)	(299)	(926)
Net Income (Loss)	(2,400)	377	(4,304)	(99)
Items to be reclassified to net income (loss):
Cumulative translation adjustment	387	(585)	4	(1,143)
Net Comprehensive Loss	(2,013)	(208)	(4,300)	(1,242)

Basic Income (Loss) Per Share	(0.10)	0.02	(0.18)	0.00
Diluted Income (Loss) Per Share	(0.10)	0.02	(0.18)	0.00

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	24.0	22.3	23.6	22.0
Weighted average number of shares - diluted	24.0	23.6	23.6	23.3

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	As at	As at
	June 30,	December 31,
	2024	2023
Cash and cash equivalents	10,850	8,796
Trade and other receivables	18,601	18,641
Prepaid expenses and other assets	2,756	1,655
Total Current Assets	32,207	29,092
Property and equipment	1,027	640
Right-of-use assets	3,124	3,233
Intangible assets	36,821	38,133
Goodwill	32,308	31,921
Other assets	358	348
Total Assets	105,845	103,367

Trade payables and other liabilities	20,057	21,846
Income taxes payable	718	917
Lease obligations on right of use assets	730	709
Deferred consideration	1,797	1,513
Derivative liability	154	471
Convertible debt	463	2,445
Loans payable	6,702	—
Total Current Liabilities	30,621	27,901
Deferred income tax liabilities	699	852
Lease obligations on right of use assets	2,464	2,568
Deferred consideration	—	1,426
Other non-current liabilities	373	373
Total Liabilities	34,157	33,120

Share capital	131,405	120,015
Shares to be issued	—	3,491
Contributed surplus	17,729	19,887
Accumulated deficit	(80,367)	(76,063)
Accumulated other comprehensive income	2,921	2,917
Total Equity	71,688	70,247
Total Liabilities and Equity	105,845	103,367

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2024	2023	2024	2023
Revenue	24,861	24,729	48,672	47,588
Operating income (loss)	(1,215)	1,271	(2,483)	1,791
EBITDA	2,779	4,525	5,388	7,754
Adjusted EBITDA	3,615	4,742	7,026	8,636